Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 28, 2011, except for Notes 1, 9 & 18 and the consolidated financial statement schedule as to which the date is May 13, 2011, and except for the Consolidated Statement of Comprehensive Income and Notes 21 & 22 as to which the date is February 22, 2012, with respect to the consolidated balance sheet of NBC Universal, Inc. as of December 31, 2010 (predecessor), and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the two-year period ended December, 2010 (predecessor), appearing in the 2011 Annual Report on Form 10-K of NBCUniversal Media, LLC., and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

September 28, 2012